SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    Form 6-K

                  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
                RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE
                                   ACT OF 1934

                           For the month of April 2003

                         (Commission File No. 001-14489)

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
                  --------------------------------------------
             (Exact name of registrant as specified in its charter)

                   TELE CENTRO OESTE CELLULAR HOLDING COMPANY
                   ------------------------------------------
                  (Translation of registrant's name in English)

           SCS-QUADRA 2, BLOCO C, EDIFICIO ANEXO-TELEBRASILIA CELULAR
           ----------------------------------------------------------
                            -7 ANDAR, BRASILIA, D.F.
                            ------------------------
                          FEDERATIVE REPUBLIC OF BRAZIL
                          -----------------------------
                    (Address of Principal Executive Offices)


        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                            Form 20-F  X    Form 40-F
                                      ---             ---

                (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
                 Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.)

                                  Yes      No  X
                                      ---     ---

                                CONSOLIDATED FORM
 Management and Related Persons' Negotiation of Securities Issued by the Company
                     Article 11 - CVM Instruction # 358/2002

In March 2003, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002(1):


-------------------------------------------------------------------------------------------------------------------------
COMPANY NAME:  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
-------------------------------------------------------------------------------------------------------------------------
  GROUP AND                  ( X )                       ( )                 ( )                       ( )
   RELATED             BOARD OF DIRECTORS             MANAGEMENT       AUDIT COMMITTEE       TECHNICAL AND CONSULTING
   PERSONS                                                                                          COMMITTEES
-------------------------------------------------------------------------------------------------------------------------

                                                                 INITIAL BALANCE
-------------------------------------------------------------------------------------------------------------------------
  Securities                                                                 Quantity                   %
      /                      Securities Characteristics (2)
 Derivatives
-------------------------------------------------------------------------------------------------------------------------
                                                                                            Same Class        Total
                                                                                             and Type
-------------------------------------------------------------------------------------------------------------------------
    Shares                               Common                                 5,842       0.00000462     0.00000154
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                              14,433        0.00000571     0.00000380
-------------------------------------------------------------------------------------------------------------------------

                                                                   FINAL BALANCE
-------------------------------------------------------------------------------------------------------------------------
 Securities
      /
 Derivatives                 Securities Characteristics (2)                  Quantity                   %
-------------------------------------------------------------------------------------------------------------------------
                                                                                            Same Class        Total
                                                                                             and Type
-------------------------------------------------------------------------------------------------------------------------
    Shares                               Common                                 5,842       0.00000462     0.00000154
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                              14,433        0.00000571     0.00000380
-------------------------------------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------------------------------------
COMPANY NAME:  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
-------------------------------------------------------------------------------------------------------------------------
  GROUP AND                   ( )                       ( X )                ( )                       ( )
   RELATED             BOARD OF DIRECTORS             MANAGEMENT       AUDIT COMMITTEE       TECHNICAL AND CONSULTING
   PERSONS                                                                                          COMMITTEES

-------------------------------------------------------------------------------------------------------------------------

                                                                 INITIAL BALANCE
-------------------------------------------------------------------------------------------------------------------------
 Securities                                                                  Quantity                   %
      /                      Securities Characteristics (2)
 Derivatives
-------------------------------------------------------------------------------------------------------------------------
                                                                                            Same Class        Total
                                                                                             and Type
-------------------------------------------------------------------------------------------------------------------------
    Shares                               Common                               100,305       0.00007933     0.000026451
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                              141,165       0.00005584     0.000037227
-------------------------------------------------------------------------------------------------------------------------


                                                                   FINAL BALANCE
-------------------------------------------------------------------------------------------------------------------------
 Securities
      /
 Derivatives                 Securities Characteristics (2)                  Quantity                   %
-------------------------------------------------------------------------------------------------------------------------
                                                                                            Same Class        Total
                                                                                             and Type
-------------------------------------------------------------------------------------------------------------------------
    Shares                               Common                               100,305       0.00007933     0.000026451
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                              141,165       0.00005584     0.000037227
-------------------------------------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------------------------------------
COMPANY NAME:  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
-------------------------------------------------------------------------------------------------------------------------
  GROUP AND                   ( )                        ( )                 (X)                       ( )
   RELATED             BOARD OF DIRECTORS             MANAGEMENT       AUDIT COMMITTEE       TECHNICAL AND CONSULTING
   PERSONS                                                                                          COMMITTEES

-------------------------------------------------------------------------------------------------------------------------

                                                                 INITIAL BALANCE
-------------------------------------------------------------------------------------------------------------------------
 Securities                                                                  Quantity                   %
      /                      Securities Characteristics (2)
 Derivatives
-------------------------------------------------------------------------------------------------------------------------
                                                                                            Same Class        Total
                                                                                             and Type
-------------------------------------------------------------------------------------------------------------------------
    Shares                               Common                                4,146        0.00000327     0.000001093
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                               9,601        0.0000379      0.000002531
-------------------------------------------------------------------------------------------------------------------------

                                                                   FINAL BALANCE
-------------------------------------------------------------------------------------------------------------------------
 Securities
      /
 Derivatives                 Securities Characteristics (2)                  Quantity                   %
-------------------------------------------------------------------------------------------------------------------------
                                                                                            Same Class        Total
                                                                                             and Type
-------------------------------------------------------------------------------------------------------------------------
    Shares                               Common                                4,146        0.00000327     0.000001093
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                               9,601        0.00000379     0.000002531
-------------------------------------------------------------------------------------------------------------------------


(1)  WHEN FILLING IN THE FORM, DELETE THE LINES THAT DO NOT HAVE ANY INFORMATION.

(2)  ISSUE/SERIES, CONVERTIBILITY, SIMPLE, TERM, GUARANTIES, TYPE/CLASS, AMONG OTHERS.

NOTE: THESE  CONSOLIDATED  DATA MUST  HAVE  INFORMATION  BY  GROUP:  DIRECTORS,  MANAGEMENT  (WHICH  HAVE NOT BEEN
      INCLUDED IN THE BOARD OF DIRECTORS), AMONG OTHERS.


                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                      Tele Centro Oeste Cellular Holding Company


Date: April 10, 2003             By:    /S/ SERGIO ASSENCO TAVARES DOS SANTOS
                                      ------------------------------------------
                                      Name:  Sergio Assenco Tavares dos Santos
                                      Title: President